HAND & HAND PC

24 Calle de La Luna

San Clemente, CA 92673

(949) 489-2400

Facsimile (949) 489-0034

May 25, 2011

Amanda Ravitz

Assistant Director

Securities & Exchange Commission

450 Fifth Street

Washington, DC 20549

Re:

China Bright Star Limited

Registration Statement on Form 10-12G

Amended April 25, 2011

File No. 000-54098

Dear Ms. Ravitz:

We hereby respond as follows to your comment letter by copying your comments issued to our affiliate, China Bright Star Limited, followed by a response in italics:

Form 10-Q for the quarterly period ended September 30, 2010

Item 4.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1.

We see that you amended Item 4 in the Form 10-Q for December 31, 2010.  As requested in our prior comment 6, please amend the September 30, 2010 Form 10-Q to provide accurate disclosure regarding the existence of any material weaknesses in your internal controls over financial reporting.

Complied.

Form 10-Q/A for the quarterly period ended December 31, 2010

Item 4.  Controls and Procedures

2.

We reference the revised disclosure in your Form 10-Q/A for December 31, 2010 that you evaluated your disclosure controls and procedures and internal control over financial reporting as of the interim date.  As the requirement for management to assess internal control over financial reporting is an annual requirement please tell us whether you performed a complete assessment of internal control over financial reporting as of December 31, 2010.  If a complete assessment was performed as of those dates, please revise future filings to include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant as required by Item 308 of Regulation S-K.  If a complete assessment was not performed on those dates, please amend the filing to remove the disclosure regarding the evaluation of internal control over financial reporting as of the interim periods.

The registrant did perform the internal controls evaluation as of December 31, 2010, even though it was not required for the quarter. Management determined to perform the evaluation as of December 31, 2010 as this report was the first mandatory report following effectiveness of the Form 10 (on October 29, 2010) and management believed that the evaluation process was appropriate to ensure that there would be no problems at year end. In future quarterly filings. the registrant will conform to Item 308.

Very truly yours,

Jehu Hand

JH:kp